The Bloomi Inc.

(a Delaware Corporation)

Unaudited Financial Statements

Period of January 1, 2020 through
December 31, 2021

Reviewed by:



TaxDrop LLC
A New Jersey CPA Company

Financial Statements

The Bloomi Inc.

Table of Contents



Independent Accountant's Review Report

January 27, 2023
To: Management of The Bloomi Inc.
Attn: Julie Leclercq, Co-Founder
Re: 2021-2020 Financial Statement Review– The Bloomi Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of The Bloomi Inc. (the "Company"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020 and the related statements of income, equity, and cash flows for the period of January 1, 2020 through December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of The Bloomi Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
January 27, 2023

The Bloomi, Inc.
BALANCE SHEETS
December 31, 2021 and 2020
(Unaudited)

				(Restated)
ASSETS		**2021**		**2020**
Current Assets				
Cash and cash equivalents	$	133,310	$	3,416
Inventory		318,082		26,906
Prepaid expenses		14,432		-
Total Current Assets		**465,825**		**30,322**
Property and Equipment				
Product molds		28,282		-
Accumulated depreciation		-		-
Net Property and Equipment		**28,282**		**-**
Total Assets	**$**	**494,107**	**$**	**30,322**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	24,717	$	-
Accrued expenses		5,939		9,589
Deferred revenue		14,160		2,075
Accrued interest		4,926		942
Current portion of notes payable		85,000		3,933
Due to Wayflyer		21,315		-
Total Current Liabilities		**157,376**		**17,902**
Long-Term Liabilities				
Notes payable, net of current portion		450,658		35,658
Total Long-Term Liabilities		**450,658**		**35,658**
Total Liabilities		**608,034**		**53,560**
Stockholders' equity				
Common Stock, $0.0001 par value; 10,000,000 authorized; 8,916,025 shares issued and outstanding		892		892
Additional Paid in Capital		1,624		1,624
Stock subscription receivable		-		(1,600)
Additional Paid In Capital - SAFEs		657,107		295,000
Additional Paid in Capital - Stock Options		6,374		6,012
Retained Earnings/ (Accumulated Deficit)		(779,924)		(325,166)
Total Stockholders' Equity		**(113,927)**		**(23,238)**
Total Liabilities and Stockholders' Equity	**$**	**494,107**	**$**	**30,322**

The accompanying footnotes are an integral part of these financial statements.

The Bloomi, Inc.
INCOME STATEMENTS
For the Years Ended December 31, 2021 and 2020
(Unaudited)

	2021	2020
Revenues, net of discounts and refunds	$ 227,369	$ 166,271
Cost of Goods Sold	206,747	131,869
Gross Profit	20,623	34,402
Operating Expenses		
Advertising and marketing	80,670	69,116
Product development	77,531	6,367
General and administrative	60,074	22,190
Salaries and wages	172,897	65,454
Rent	1,750	-
Professional services	77,881	6,846
Depreciation and amortization	-	-
Total Operating Expenses	470,804	169,973
Other Income		
Interest expense	(4,215)	(1,740)
Stock based compensation	(362)	(5,846)
Total Other income (expense)	(4,577)	(7,586)
Net Income (Loss)	(454,758)	$ (143,158)

The accompanying footnotes are an integral part of these financial statements.

The Bloomi, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2021 and 2020
(Unaudited)

	Common Stock				Additional Paid in Capital - SAFEs	Additional Paid in Capital - Stock Options	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
	Shares	Value ($ par)	Additional Paid in Capital	Stock Subscription Receivable				
Balance as of December 31, 2019, as previously stated	8,900,400	$ 890	$ -	$ -	$ 165,000	$ 166	$ (182,098)	$ (16,042)
Prior period adjustment (Note 10)	(900,000)	(90)	-	-	-	-	90	-
Balance as of December 31, 2019 as restated	8,000,400	800	-	-	165,000	166	(182,008)	(16,042)
Issuance of Common Stocks	915,625	92	1,624	(1,600)	-	-	-	116
Issuance of SAFE Notes	-	-	-	-	130,000	-	-	130,000
Stock based compensation	-	-	-	-	-	5,846	-	5,846
Net loss	-	-	-	-	-	-	(143,158)	(143,158)
Balance as of December 31, 2020	8,916,025	892	1,624	(1,600)	295,000	6,012	(325,166)	(23,238)
Issuance of Common Stocks	-	-	-	-	-	-	-	-
Receipt of subscription receivable	-	-	-	1,600	-	-	-	1,600
Issuance of SAFE Notes	-	-	-	-	362,107	-	-	362,107
Stock based compensation	-	-	-	-	-	362	-	362
Net loss	-	-	-	-	-	-	(454,758)	(454,758)
Balance as of December 31, 2021	8,916,025	$ 892	$ 1,624	$ -	$ 657,107	$ 6,374	$ (779,924)	$ (113,927)

The accompanying footnotes are an integral part of these financial statements.

The Bloomi, Inc.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021 and 2020
(Unaudited)

	2021	2020
Cash Flows from Operating Activities		
Net Income (Loss)	$ (454,758)	$ (143,158)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	-	-
Accrued interest	3,985	942
Stock based compensation	362	5,846
Changes in operating assets and liabilities:		
Inventory	(291,176)	(20,783)
Prepaids	(14,432)	-
Accounts payable	24,717	-
Accrued expenses	(3,694)	(1,798)
Deferred revenue	12,086	2,075
Net cash provided by (used in) operating activities	**(722,912)**	**(155,513)**
Cash Flows from Investing Activities		
Purchase of product molds	(28,282)	-
Net cash used in investing activities	**(28,282)**	**-**
Cash Flows from Financing Activities		
Repayments on notes payable	-	(24,362)
Proceeds from notes payable issuance	496,067	20,000
Issuance of SAFEs	362,107	130,000
Issuance of Common Stock	-	116
Receipt of Stock subscription receivable	1,600	-
Net borrowings from Wayflyer	21,315	-
Net cash used in financing activities	**881,088**	**125,754**
Net change in cash and cash equivalents	**129,894**	**(29,758)**
Cash and cash equivalents at beginning of period	3,416	33,174
Cash and cash equivalents at end of period	**$ 133,310**	**$ 3,416**

The accompanying footnotes are an integral part of these financial statements.

THE BLOOMI INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS

The Bloomi, Inc. (which may be referred to as the "Company," "we," "us," or "our") is an e-commerce marketplace that offers a variety of intimate care products for women. The Company was formed as a limited liability company on July 12, 2017. On June 11, 2018, Company converted into a Delaware corporation. The Company began operations in 2017.

Since inception, the Company has relied on contributions from owners, the issuance of Simple Agreement for Future Equity ("SAFE") and notes payable to fund its operations. As of December 31, 2021, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 11), issuance of SAFEs (see Note 11), and funds from revenue producing activities.

Management believes the actions discussed above are probable of occurring and alleviate the substantial doubt raised by our historical operating results and satisfy the liquidity needs 12 months from the issuance of these financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, and stock-based compensation expense.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

THE BLOOMI INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out method.

Prepaid Expenses

Prepaid expenses are capitalized expenses with a service period that extends beyond year end. Such expenses are capitalized and recognized straight-line over the useful life, typically one year.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

Product molds were placed into service during 2023; therefore no depreciation has been recognized for the year ended December 31, 2021.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ended December 31, 2021 and 2020.

Fair Value Measurements

US GAA defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

THE BLOOMI INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

There were no assets or liabilities requiring fair value measurement as of December 31, 2021 and 2020.

Income Taxes

The Company is taxed as a "C" Corporation. Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting.

The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

The Company has filed its income tax return for the period ended December 31, 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Revenue Recognition

The Company adopted the requirements of the new guidance of ASC Topic 606, *Revenue from Contracts with Customers*, on January 1, 2020, utilizing the modified retrospective method of transition. Adoption of the new guidance resulted in no significant changes to the amount or the Company's accounting policies for revenue recognition, trade and other receivable, contract cost, contract liabilities, and deferred costs.

Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by offering products on the Bloomi website, where orders are fulfilled via drop-shipping. The Company's payments are generally collected upfront. Deferred revenue represents payment for sales where orders paid for have yet to ship to customers. Deferred revenue is expected to be earned in the subsequent 12 months and therefore considered a current liability. The Company's sales are earned and recognized at a single point in time when the order has been shipped.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2021 and 2020 the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

THE BLOOMI INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

Stock based compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, *Leases*, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORY

Inventory consisted of the following as of December 31, 2021 and 2020:

	2021	**2020**
Finished Goods	$ 57,653	$ 26,906
Purchase Order Deposits	260,429	-
Total Inventory	$ 318,082	$ 26,906

NOTE 4 – INCOME TAXES

The ultimate realization of net deferred tax assets is dependent upon the generation of sufficient future taxable income. The following deferred tax assets and liabilities assume a 21% tax rate

Deferred tax assets as of December 31, 2021, as summarized as follows:

Deferred tax assets:	$ 124,636
Deferred tax liabilities:	(0)
Less: Valuation allowance	(124,636)
Deferred tax assets, net	$ 0

The ultimate realization of net deferred tax assets is dependent upon the generation of sufficient future taxable income in the applicable tax jurisdictions. In assessing the realizability of the deferred tax assets, the Company considered all positive and negative evidence available for all relevant jurisdictions and determined that it is more likely than not that all of the deferred tax assets will not be realized. The Company's cumulative losses since inception represent sufficient negative evidence to require a full valuation allowance in 2021. The Company will maintain a valuation allowance until sufficient positive evidence exists to support its reversal.

On December 31, 2021, the Company has federal net operating loss carryforwards of $593,504. As a result of the 2017 Tax Cuts and Jobs Act, federal net operating losses generated for tax years starting after December 31, 2017, have an indefinite life. The tax attributes such as net operating loss and tax credit carryforwards may be subject to Internal Revenue Code Section 382 change of ownership limitations, which have not been determined as of December

THE BLOOMI INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

31, 2021. As such, the federal net operating loss totaling $593,504 has an indefinite carry forward life.

NOTE 5 – DUE TO WAYFLYER

During 2021 the Company entered into a sale of future receivables and merchant cash advance agreement. The Company is advanced the funds on its receivables and the arrangement requires daily repayments on funds subsequently collected. The Company received $15,000 in June 2021 and $25,000 in September 2021. Both advances were paid in full as of December 31, 2021 including fees of $600 and $1,375, respectively.

In December 2021 the received an additional $25,000 and incurred $1,375 in fees. The outstanding balance as of December 31, 2021 was $21,315 and was repaid in full subsequent to year end.

NOTE 6 – NOTES PAYABLE

In January 2020, the Company entered into a loan for $20,000 with total interest of $3,600. The loan was paid off in February 2021. The balance of the loan as of December 31, 2020 was $3,933.

During 2020 the Company received $11,005 in advances from a shareholder under and ongoing advance agreement. In 2021 the Company received $12,381 in net advances from the shareholder under the ongoing advance agreement.

During 2021 the Company issued $505,000 in notes payable agreements with various terms. The following table details the note payable agreement details.

From	Amount	Origination Date	Maturity Date	Interest Rate	Balance December 31, 2021	Balance December 31, 2020
Shareholder #1	$ 50,000	October 19, 2021	October 19, 2023	10%	$ 50,000	$ -
Shareholder #1	$ 10,000	December 23, 2021	December 23, 2023	5%	$ 10,000	$ -
Shareholder #1	$ 100,000	December 29, 2021	December 29, 2023	10%	$ 100,000	$ -
Shareholder #1 Advance Agreement	Various	December 31, 2018	November 5, 2023	0.18%	$ 30,658	$ 35,658
Investor #1	$ 100,000	November 9, 2021	November 9, 2023	5%	$ 100,000	$ -
Investor #1	$ 100,000	November 23, 2021	November 23, 2023	5%	$ 100,000	$ -
Investor #2	$ 50,000	October 22, 2021	October 22, 2023	5%	$ 50,000	$ -
Investor #2	$ 85,000	December 17, 2021	December 17, 2022	5%	$ 85,000	$ -
Shareholder #2	$ 10,000	November 23, 2021	November 23, 2023	5%	$ 10,000	$ -

Future principal repayments are approximately as follows for the years ending December 31,

2022	$ 85,000
2023	450,658
Thereafter	-
Total future principal payments	$ 535,658

Accrued interest on all note agreements as of December 31, 2021 and 2020 was $4,926 and $942, respectively.

THE BLOOMI INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

NOTE 7 – ADDITIONAL PAID-IN CAPITAL – SAFEs

The Company has issued SAFEs totaling $657,107. The SAFEs are automatically convertible into SAFE Preferred Stock on the completion of an equity financing with the principal purpose of raising capital ("Qualified Financing").

Amount	Valuation Cap	Pre-money or Post Money	Discount Rate
$ 150,000	$8,000,000	Pre-money	23%
$ 35,000	$8,000,000	Pre-money	10%
$ 177,107	$6,000,000	Pre-money	15%
$ 295,000	$6,000,000	Post-money	15%

The conversion price is the lesser of the price per share of Stock received by the Company in a Qualified Financing less the discount rate or the price per share equal to the quotient of a pre-money or post-money valuation at the valuation cap divided by the aggregate number of shares of the Company's cap table outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes. As the conversion and the resulting effect of the discount on the price per share is not calculable until a Qualified Financing event occurs, there is currently no amount recorded related to the discount.

NOTE 8 – STOCK BASED COMPENSATION

The Company has a 2019 stock compensation plan ("the Plan") which permits the grant or option of shares to its employees for up to 2,099,600 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

As of December 31, 2021, the Company has issued options to purchase 1,258,975 shares of common stock at an exercise price between $0.0001-$0.04 per share. The options vest subject performance or over time with a 2 to 4-year period. As of December 31, 2021 and 2020, shares vested totaled 331,305 and 311,667, respectively.

Total stock-based compensation expense to be recognized for all awards as of December 31, 2021 and 2020 was $17,046 for both years. The Company recognized stock option compensation expense for shares vesting during December 31, 2021 and 2020 totaling $362 and $5,846, respectively. As of December 31, 2021, $10,672 of stock-based compensation was unearned.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

THE BLOOMI INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

NOTE 10 – PRIOR PERIOD ADJUSTMENT

During 2020 it was discovered that an agreement to repurchase shares was recorded incorrectly. As a result, Common stock at par value totaling $90 was overstated and accumulated deficit was understated by $90. Shares issued and outstanding was overstated by 900,000 shares. The accompanying 2020 financial statements have been restated to reflect the correction of this error.

NOTE 11 – SUBSEQUENT EVENTS

Issuance of SAFEs

As of January 27, 2023 the Company has issued additional SAFEs totaling $1,775,835, of which $304,335 has a $10,000,000 valuation cap (post-money) with no discount. Amounts totaling $500,000 have a $10,000,000 valuation cap (post-money) with a 20% discount. Amounts totaling $971,500 have a valuation cap of $15,000,000 with no discount.

Additional Loans

In March 2022 the Company issued a note payable for $100,000 bearing interest at 5% and maturing March 17, 2024. In August 2022 the Company issued a note payable for $100,000 bearing interest at 5% and maturing December 31, 2022.

Crowdfunded Offering

The Company intends to offer up to $1,235,000 in SAFEs (the "Crowdfunded Offering"). The Company is attempting to raise a minimum amount of $25,000 in this offering. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, in order to receive any funds.

Management's Evaluation

Management has evaluated subsequent events through January 27, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.